

May 22, 2014

<u>Via E-mail</u>
A. William Stein
Interim Chief Executive Officer and Chief Financial Officer
Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

> **Re: Digital Realty Trust, Inc.**
> **Amendment 1 to Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 4, 2014**
> **File No. 1-32336**
>
> **Digital Realty Trust, L.P.**
> **Amendment 1 to Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 4, 2014**
> **File No. 0-54023**

Dear Mr. Stein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Please apply the comments noted below to the financial statements of both the company and your operating partnership.

Amendment 1 to Form 10-K for fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

Operating Expenses and Interest Expense, page 69

1.   We note your definition of same store properties. Please tell us why you believe it is appropriate to include within your same store metrics development properties placed into service within the past two years as opposed to classifying such properties as additions to your portfolio. Further, please also compare this metric to stabilized properties as defined in your Form 10-Q for the period ended March 31, 2014, highlighting the differences between stabilized properties and those provided on a same store basis, and the benefit of providing both metrics.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Capitalization of Costs, page 123

2.   We note that you cease cost capitalization if activities necessary for property development have been suspended. Please tell us how you account for such accumulated costs when you cease cost capitalization and the accounting literature relied upon, and provide us with your proposed disclosure for future filings.

3.   We note that retrospective to January 1, 2013, you refined your capitalization practices related to certain operating expenditures as well as conforming your construction period completion date. Given such changes to your accounting policies, please tell us how you determined that you were not required to provide a letter from your independent accountants pursuant to Item 601(b)(18) of Regulation S-K.

Note 4. Investment in Unconsolidated Joint Ventures, page 132

4.   We note that you recognized a gain of $115.6 million in connection with the contribution of nine data centers to the newly formed PREI joint venture. Please explain to us in detail your basis for recording this gain, including the accounting literature upon which you relied. Please address the applicability of ASC 970-323-30 in your response.

A. William Stein
Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
May 22, 2014
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant